Exhibit 99.1

CytoMed Therapeutics Limited Announces At-the-Market (ATM) Offering Program

SINGAPORE, August 18, 2025 — CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor blood-derived, cell-based allogeneic therapies for the affordable treatment of blood and solid cancers, is pleased to announce that it entered into an At-the-Market Sales Agreement (the “Sales Agreement”) with R.F. Lafferty & Co., Inc. (the “Agent”), as the sales agent.

Pursuant to the Sales Agreement, the Company may offer and sell through the Agent, ordinary shares, no par value (the “Shares”), of the Company having an aggregate value of up to U.S.$4,304,945. The timing and amount of any sales of Shares under the ATM program will be determined by the Company at its discretion, depending on market conditions and the Company’s capital requirements.

The Company intends to use the proceeds from the ATM program for general corporate purposes, which may include business diversification and development initiatives and capital expenditures. We may also use a portion of the net proceeds from this offering to appoint professionals to explore potential acquisitions or strategic investments in complementary businesses or technologies. However as of the date of this press release, the Company has not entered into any definitive agreements. The Company will provide updates to shareholders as additional information becomes available. In the event that any net proceeds are not immediately applied, we may temporarily hold them as cash or deposit them in banks. For information, the Company’s newly acquired cord blood bank has seen approximately 2,500 new customer sign-ups since acquiring it in August 2024, contributing to revenue in 2025.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer